# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Acadian Asset Management Inc., CIK 0001748824
CUSIP: 10948W103
Title of class of securities: Common Stock, par value $0.001 per share (the "Common Stock")
Address of issuer's principal executive offices: 200 State Street, Suite 601A, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 06/17/2026
Filed by CIK 0001035674
Persons authorized to receive notices and communications: Kelly Zelezen, Kleinberg, Kaplan, Wolff & Cohen, P.C., 500 Fifth Avenue, New York, New York (NY), 10110, 2129866000

## Reporting persons
- Paulson & Co. Inc. (CIK 0001035674): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,843,282; shared voting power 0; sole dispositive power 5,843,282; shared dispositive power 0; aggregate amount beneficially owned 5,843,282 (16.4% of the class)
  Comment: Note to Items 7, 9, 11: See Note 1 to Item 5 below

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share (the "Common Stock")
Name of issuer: Acadian Asset Management Inc.
Address of issuer's principal executive offices: 200 State Street, Suite 601A, Boston, Massachusetts (MA), 02109
Comment: The following constitutes Amendment No. 7 to the Schedule 13D previously filed by the undersigned ("Amendment No. 7") with respect to Acadian Asset Management Inc. This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon 35,628,988 shares of Common Stock outstanding as of May 5, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on May 7, 2026. As of the date hereof, the Reporting Person may be deemed to have beneficially owned approximately 16.4% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares of Common Stock as to which Paulson has:

(i) Sole power to vote or direct the vote: 5,843,282 (see Note 1).

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 5,843,282 (see Note 1).

(iv) Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: On June 17, 2026, the Reporting Person sold in a block trade 1,900,000 shares of Common Stock at a price of $77.25 per share.
Other persons with the right to receive dividends or sale proceeds: See Note 1.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Not applicable.

Note 1: Paulson furnishes investment advice to and manages the Funds. In its role as investment advisor, or manager, as the case may be, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds. The pecuniary interest of all securities reported in this Schedule 13D is owned by the Funds. Except for the purposes of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule 13D.

For reporting purposes, the aggregate amount of Common Shares deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate 5,843,282 Common Shares held by the Reporting Person as of the date hereof.

## Signatures
- Paulson & Co. Inc.: /s/ Stuart L. Merzer, Stuart L. Merzer, General Counsel & Chief Compliance Officer (06/22/2026)